SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PPG INDUSTRIES, INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Class A Common Stock, par value $1.66 2/3 per share

(Title of Class of Securities)

69350610

(CUSIP Number of Class of Securities)

Glenn E. Bost II

Senior Vice President and General Counsel

PPG Industries, Inc.

One PPG Place

Pittsburgh, Pennsylvania 15272

(412) 434-3131

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven A. Rosenblum, Esq.	Mark L. Hanson, Esq.
Wachtell, Lipton, Rosen & Katz	Jones Day
51 West 52nd Street	1420 Peachtree Street, N.E.
New York, New York 10019	Suite 800
(212) 403-1000	Atlanta, Georgia 30309
(404) 521-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,486,435,503 (1)	$155,495 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Georgia Gulf Corporation into which shares of common stock of Eagle Spinco Inc. being offered in exchange for shares of Class A Common Stock of PPG Industries, Inc. will be converted, as reported on the New York Stock Exchange on December 26, 2012 and paid in connection with Georgia Gulf Corporation’s Registration Statement on Form S-4, which was filed on September 5, 2012 (Registration No. 333-183724), Amendment No. 1 to Georgia Gulf Corporation’s Registration Statement on Form S-4, which was filed on October 18, 2012 and Amendment No. 4 to Georgia Gulf Corporation’s Registration Statement on Form S-4, which was filed on December 27, 2012, calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Georgia Gulf Form S-4”).

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Georgia Gulf Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Registration Statement on Form S-4 (No. 333-183724) (as to $154,379), Amendment No. 1 to Registration Statement on Form S-4 (No. 333-183724) (as to $178), and Amendment No. 4 to Registration Statement on Form S-4 (No. 333-183724) (as to $938)

Form or Registration No.: Form S-4 (No. 333-183724)

Filing Party: Georgia Gulf Corporation

Date Filed: September 5, 2012 (as to Registration Statement on Form S-4 (No. 333-183724)), October 18, 2012 (as to Amendment No. 1 to Registration Statement on Form S-4 (No. 333-183724)), and December 27, 2012 (as to Amendment No. 4 to Registration Statement on Form S-4 (No. 333-183724))

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by PPG Industries, Inc. (“PPG”). This Schedule TO relates to the offer by PPG to exchange all shares of common stock, par value $0.001 per share, of Eagle Spinco Inc. (“Splitco common stock”) for shares of common stock, par value $1.66 2/3 per share, of PPG (“PPG common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, Grizzly Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of Georgia Gulf Corporation (“Georgia Gulf”), will merge (the “Merger”) with and into Eagle Spinco Inc. (“Splitco”), whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf and each share of Splitco common stock will be converted into the right to receive shares of common stock, par value $0.01 per share, of Georgia Gulf (“Georgia Gulf common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 27, 2012 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-183727) (the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of PPG common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Georgia Gulf has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-183724) to register the shares of Georgia Gulf common stock into which shares of Splitco common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for PPG common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is PPG Industries, Inc. The principal executive offices of PPG are located at One PPG Place, Pittsburgh, Pennsylvania 15272. Its telephone number at such office is (412) 434-3131.

(b) Securities. Shares of PPG common stock, par value $1.66 2/3 per share, are the subject securities in the Exchange Offer. At December 20, 2012, 153,518,589 shares of PPG common stock were outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of PPG Common Stock and Georgia Gulf Common Stock—Authorized Capital Stock” and “This Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Summary—Historical Common Stock Market Price and Dividend Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is PPG Industries, Inc. The principal executive offices of PPG are located at One PPG Place, Pittsburgh, Pennsylvania 15272. Its telephone number at such office is (412) 434-3131.

The following table sets forth all shares of PPG common stock beneficially owned, as of December 18, 2012, by each director and executive officer of PPG, as well as all directors and all executive officers of PPG as a group.

	Shares of Beneficially Owned Common Stock and Shares of Phantom Stock
Name of Beneficial Owner and Position[1]	Beneficially Owned Common Stock[2]	Common Stock Equivalents[3]	Total[4]
Stephen F. Angel, Director	500	2,553	3,053
Charles E. Bunch, Chairman and Chief Executive Officer	842,149	16,151	858,300
James G. Berges, Director	12,434	15,232	27,666
John V. Faraci, Director	100	198	298
Hugh Grant, Director	2,118	19,302	21,420
Victoria F. Haynes, Director	4,499	12,207	16,706
Michele J. Hooper, Director	8,218	14,877	23,095
Robert Mehrabian, Director	3,618	27,546	31,164
Martin H. Richenhagen, Director	5,830	0	5,830
Robert Ripp, Director	2,867	8,330	11,197
Thomas J. Usher, Director	2,618	30,712	33,330
David R. Whitwam, Director	9,118	46,844	55,962
J. Rich Alexander, Executive Vice President	134,350	1,556	135,906
Glenn E. Bost II, Senior Vice President and General Counsel	27,577	72	27,649
Richard C. Elias, Senior Vice President, Optical and Specialty Materials	43,765	337	44,102
Michael H. McGarry, Executive Vice President	64,521	286	64,807
David B. Navikas, Senior Vice President, Finance and Chief Financial Offier	46,624	6,986	53,610
Cynthia A. Niekamp, Senior Vice President, Automotive Coatings	34,130	1,445	35,575
Viktoras R. Sekmakas, Executive Vice President	35,964	185	36,149
All Directors and Executive Officers as a Group	1,281,000	204,819	1,485,819

[1]

Each of the named beneficial owners has sole voting power and sole investment power as to all the shares beneficially owned by them with the exception of (i) shares held by certain of them jointly with, or directly by, their spouses and children and (ii) the common stock equivalents shown in the second column, and described more fully below, which have no voting power.

[2]

Shares of common stock considered to be “beneficially owned” include both common stock actually owned and shares of common stock as to which there is a right to acquire ownership on, or within 60 days after, December 18, 2012. These amounts reflect shares subject to options exercisable within 60 days of December 18, 2012 as follows: Mr. Bunch, 475,000; Mr. Berges, 5,000; Dr. Haynes, 2,500; Ms. Hooper, 5,000; Mr. Whitwam, 7,500; Mr. Alexander, 71,800; Mr. Bost, 7,000; Mr. Elias, 15,000; Mr. McGarry, 26,200; Mr. Navikas, 20,600; Ms. Niekamp, 9,900; and Mr. Sekmakas, 11,300; RSUs subject to vesting within 60 days of December 18, 2012 as follows: Mr. Bunch, 35,000; Mr. Berges, 1,618; Mr. Grant, 1,618; Mr. Mehrabian, 1,618; Mr. Richenhagen, 1,618; Mr. Ripp, 1,618; Mr. Usher, 1,618; Mr. Whitwam, 1,618; Ms. Haynes, 1,618; Ms. Hooper, 1,618; Mr. Alexander, 10,300; Mr. Bost, 1,750; Mr. Elias, 3,800; Mr. McGarry, 3,800; Mr. Navikas, 2,340; Ms. Niekamp, 2,475; and Mr. Sekmakas, 2,500; and Total Shareholder Return Shares subject to vesting within 60 days of December 18, 2012 as follows: Mr. Bunch, 35,000; Mr. Alexander, 6,300; Mr. Bost, 1,975; Mr. Elias, 3,800; Mr. McGarry, 3,800; Mr. Navikas, 2,340; Ms. Niekamp, 2,475; and Mr. Sekmakas, 2,500. These amounts also include shares held in the PPG Industries, Employee Savings Plan as of December 18, 2012 as follows: Mr. Bunch, 11,684; Mr. Alexander, 20; Mr. Bost, 6,334; Mr. Elias, 4,025; Mr. McGarry, 6,748; Mr. Navikas, 2,968; Ms. Niekamp, 201; and Mr. Sekmakas, 4,226. To the Company’s knowledge, none of the shares reflected in the table have been pledged.

[3]

Certain directors hold shares of Phantom Stock in their accounts in the PPG Industries, Inc. Deferred Compensation Plan for Directors. Certain executive officers hold shares of Phantom Stock in their accounts in the PPG Industries, Inc. Deferred Compensation Plan. Shares of Phantom Stock are hypothetical shares of PPG common stock having a value on any given date equal to the value of a share of PPG common stock. Shares of Phantom Stock earn dividend equivalents that are converted into additional shares of Phantom Stock, but carry no voting rights or other rights afforded to a holder of common stock. Upon leaving PPG, the shares of Phantom Stock are made available for distribution and all distributions are made in the form of one share of PPG common stock for each share of Phantom Stock credited to the person’s deferred account.
[4]

This is the sum of the beneficially owned common stock and the shares of Phantom Stock as shown in the previous two columns. None of the identified beneficial owners holds more than 1.0% of the voting securities of PPG outstanding. The beneficial owners as a group hold less than 1.0% of the voting securities of PPG outstanding.

The address of each director and executive officer listed above is c/o PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, and each such person’s telephone number is (412) 434-3131.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Transactions and This Exchange Offer,” “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Other Agreements” and “Comparison of Rights of Holders of PPG Common Stock and Georgia Gulf Common Stock” and the coverpage of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of PPG common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of PPG who is a holder of shares of PPG common stock may participate in the Exchange Offer on the same terms and conditions as all other PPG shareholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the section entitled “Certain Relationships and Related Transactions,” “Compensation of Directors,” “Compensation of Executive Officers,” and “Section 16(a) Beneficial Ownership Reporting Compliance” in PPG’s Definitive Notice and Proxy Statement filed with the SEC on March 8, 2012 is incorporated herein by reference.

In February 2003, an equity forward arrangement was entered into to hedge PPG’s exposure to changes in fair value of its future obligation to contribute PPG common stock into an asbestos settlement trust (see Note 11, “Derivative Financial Instruments and Hedge Activities” and Note 15, “Commitments and Contingent Liabilities,” under Item 8 of PPG’s Form 10-K filed February 16, 2012).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Georgia Gulf’s Reasons for the Transactions” and “The Transactions—PPG’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of PPG common stock acquired in the Exchange Offer will be held as treasury stock. The information set forth in the section of the Prospectus entitled “Questions and Answers About the Transactions and This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Transactions and This Exchange Offer,” “Summary,” “This Exchange Offer,” “The Merger Agreement,” “The Separation Agreement,” “Other Agreements,” “Comparison of Rights of Holders of PPG Common Stock and Georgia Gulf Common Stock” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. See Item 3(a) above.

(b) Securities Transactions. Based on the information available to PPG as of December 27, 2012, other than with respect to PPG employee benefit plans, the following table sets forth the transactions in PPG common stock by directors and executive officers of PPG in the past 60 days:

Name	Date of Transaction	Number and Type of Securities(1)	Price Per Share	Type of Transaction
J. Rich Alexander	December 12, 2012	Acquired 7.276 shares of Phantom Stock	$124.55	—
Glenn E. Bost II	December 12, 2012	Acquired 0.308 shares of Phantom Stock	$124.55	—
Charles E. Bunch	December 12, 2012	Acquired 76.02 shares of Phantom Stock	$124.55	—
Richard C. Elias	December 12, 2012	Acquired 1.568 shares of Phantom Stock	$124.55	—
Michael H. McGarry	December 12, 2012	Acquired 1.307 shares of Phantom Stock	$124.55	—
David B. Navikas	December 12, 2012	Acquired 32.885 shares of Phantom Stock	$124.55	—
Cynthia A. Niekamp	December 12, 2012	Acquired 6.68 shares of Phantom Stock	$124.55	—
Viktoras R. Sekmakas	December 12, 2012	Acquired 0.838 shares of Phantom Stock	$124.55	—
Stephen F. Angel	December 12, 2012	Acquired 23.382 shares of Phantom Stock	$124.55	—
James G. Berges	December 12, 2012	Acquired 77.84 shares of Phantom Stock	$124.55	—
John V. Faraci	December 12, 2012	Acquired 0.933 shares of Phantom Stock	$124.55	—
Hugh Grant	December 12, 2012	Acquired 109.976 shares of Phantom Stock	$124.55	—
Victoria F. Haynes	December 12, 2012	Acquired 76.528 shares of Phantom Stock	$124.55	—
Michele J. Hooper	December 12, 2012	Acquired 70.137 shares of Phantom Stock	$124.55	—
Robert Mehrabian	December 12, 2012	Acquired 148.848 shares of Phantom Stock	$124.55	—
Robert Ripp	December 12, 2012	Acquired 58.247 shares of Phantom Stock	$124.55	—
Thomas J. Usher	December 12, 2012	Acquired 163.774 shares of Phantom Stock	$124.55	—
David R. Whitwam	December 12, 2012	Acquired 239.828 shares of Phantom Stock	$124.55	—
J. Rich Alexander	November 30, 2012	Acquired 11.314 shares of Phantom Stock	$124.27	—
Glenn E. Bost II	November 30, 2012	Acquired 5.729 shares of Phantom Stock	$124.27	—
Charles E. Bunch	November 30, 2012	Acquired 26.249 shares of Phantom Stock	$124.27	—
Richard C. Elias	November 30, 2012	Acquired 3.677 shares of Phantom Stock	$124.27	—
Michael H. McGarry	November 30, 2012	Acquired 7.54 shares of Phantom Stock	$124.27	—
David B. Navikas	November 30, 2012	Acquired 9.141 shares of Phantom Stock	$124.27	—
Cynthia A. Niekamp	November 30, 2012	Acquired 25.225 shares of Phantom Stock	$124.27	—
Viktoras R. Sekmakas	November 30, 2012	Acquired 6.703 shares of Phantom Stock	$124.27	—
J. Rich Alexander	October 31, 2012	Acquired 12.009 shares of Phantom Stock	$117.08	—
Glenn E. Bost II	October 31, 2012	Acquired 6.081 shares of Phantom Stock	$117.08	—
Charles E. Bunch	October 31, 2012	Acquired 27.861 shares of Phantom Stock	$117.08	—
Richard C. Elias	October 31, 2012	Acquired 3.903 shares of Phantom Stock	$117.08	—
Michael H. McGarry	October 31, 2012	Acquired 8.003 shares of Phantom Stock	$117.08	—
David B. Navikas	October 31, 2012	Acquired 9.703 shares of Phantom Stock	$117.08	—
Cynthia A. Niekamp	October 31, 2012	Acquired 27.486 shares of Phantom Stock	$117.08	—
Viktoras R. Sekmakas	October 31, 2012	Acquired 7.115 shares of Phantom Stock	$117.08	—

(1)	Certain officers and directors of PPG hold shares of Phantom Stock in their accounts in the PPG Industries, Inc. Deferred Compensation Plan for Directors or in the PPG Industries, Inc. Deferred Compensation Plan. These plans are voluntary, non-tax qualified, unfunded, deferred compensation plans that allow participants to defer a portion of their compensation in shares of Phantom Stock or other phantom investment accounts. Shares of Phantom Stock are hypothetical shares of common stock having a value on any given date equal to the value of a share of PPG common stock. Shares of Phantom Stock earn dividend equivalents that are converted into additional Phantom Stock, but carry no voting rights or other rights afforded to a holder of common stock. Upon leaving the Company, the shares of Phantom Stock are made available for distribution, and all distributions are made in the form of one share of PPG common stock for each share of Phantom Stock credited to the person’s deferred account.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used. None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of PPG at December 31, 2011 and 2010 and for the three years ended December 31, 2011 are incorporated herein by reference to PPG’s Annual Report on Form 10-K, as filed with the SEC on February 16, 2012, and the unaudited financial statements for the quarter ended September 30, 2012 are incorporated herein by reference to PPG’s Quarterly Report on Form 10-Q, as filed with the SEC on October 29, 2012. The audited balance sheet of Splitco as of September 30, 2012 is incorporated herein by reference to Amendment No. 2 to the Registration Statement, as filed with the SEC on November 15, 2012. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Historical and Pro Forma Financial Data” is incorporated herein by reference. The information in Exhibit 12 to PPG’s Annual Report on Form 10-K, as filed with the SEC on February 16, 2012 and Form 10-Q, as filed with the SEC on October 29, 2012, is incorporated herein by reference. This document incorporates by reference important business and financial information about PPG from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”. You also may ask any questions about this exchange offer or request copies of the exchange offer documents from PPG, without charge, upon written or oral request to PPG’s information agent, Georgeson Inc., located at 199 Water Street, 26th Floor, New York, New York 10038-3560 or at telephone number (212) 440-9800 (for banks and brokers) and (888) 624-2255 (for all other callers). In order to receive timely delivery of the documents, you must make your requests no later than January 21, 2013.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Historical and Pro Forma Financial Data” is incorporated herein by reference.

(c) Summary Information. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Historical and Pro Forma Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(i)	Prospectus, dated December 27, 2012 (incorporated by reference to the Registration Statement)

(a)(ii)	Form of Letter of Transmittal for PPG common stock (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(vi)	Form of Notice of Guaranteed Delivery for PPG common shares (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(vii)	Form of Notice of Withdrawal for PPG common shares (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(viii)	Form of Letter to United States PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.9 to the Registration Statement)

(a)(ix)	Form of Letter to Canadian PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.10 to the Registration Statement)

(a)(x)	Form of Letter to Puerto Rican PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated December 27, 2012 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)	Agreement and Plan of Merger, dated as of July 18, 2012, by and among PPG Industries, Inc., Eagle Spinco Inc., Georgia Gulf Corporation and Grizzly Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PPG with the Securities and Exchange Commission on July 19, 2012)

(d)(ii)	Amendment No. 1, dated as of August 31, 2012, to the Agreement and Plan of Merger, dated as of July 18, 2012, by and among PPG Industries, Inc., Eagle Spinco Inc., Georgia Gulf Corporation and Grizzly Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to PPG Industries, Inc.’s Current Report on Form 8-K filed on September 5, 2012)

(d)(iii)	Form of Tax Matters Agreement to be entered into by and among PPG Industries, Inc., Eagle Spinco Inc. and Georgia Gulf Corporation (incorporated by reference to Exhibit 99.2 to Eagle Spinco Inc.’s Form S-4 and Form S-1 filed on September 5, 2012)

(d)(iv)	Letter Agreement, dated as of February 1, 2003, as amended, to confirm the terms and conditions of the Transaction entered into between Credit Suisse First Boston International and PPG Industries, Inc. through Credit Suisse First Boston Corporation on November 1, 2002

(g)	None

(h)	Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPG INDUSTRIES, INC.

By:	/s/ Charles E. Bunch
	Name:	Charles E. Bunch
	Title:	Chairman and Chief Executive Officer

Dated: December 27, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(i)	Prospectus, dated December 27, 2012 (incorporated by reference to the Registration Statement)

(a)(ii)	Form of Letter of Transmittal for PPG common stock (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(vi)	Form of Notice of Guaranteed Delivery for PPG common shares (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(vii)	Form of Notice of Withdrawal for PPG common shares (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(viii)	Form of Letter to United States PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.9 to the Registration Statement)

(a)(ix)	Form of Letter to Canadian PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.10 to the Registration Statement)

(a)(x)	Form of Letter to Puerto Rican PPG Industries Employee Savings Plan Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated December 27, 2012 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)	Agreement and Plan of Merger, dated as of July 18, 2012, by and among PPG Industries, Inc., Eagle Spinco Inc., Georgia Gulf Corporation and Grizzly Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PPG with the Securities and Exchange Commission on July 19, 2012)

(d)(ii)	Amendment No. 1, dated as of August 31, 2012, to the Agreement and Plan of Merger, dated as of July 18, 2012, by and among PPG Industries, Inc., Eagle Spinco Inc., Georgia Gulf Corporation and Grizzly Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to PPG Industries, Inc.’s Current Report on Form 8-K filed on September 5, 2012)

(d)(iii)	Form of Tax Matters Agreement to be entered into by and among PPG Industries, Inc., Eagle Spinco Inc. and Georgia Gulf Corporation (incorporated by reference to Exhibit 99.2 to Eagle Spinco Inc.’s Form S-4 and Form S-1 filed on September 5, 2012)

(d)(iv)	Letter Agreement, dated as of February 1, 2003, as amended, to confirm the terms and conditions of the Transaction entered into between Credit Suisse First Boston International and PPG Industries, Inc. through Credit Suisse First Boston Corporation on November 1, 2002

(g)	None

(h)	Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the Registration Statement)